SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.3)*

                        Cinram International Income Fund
              (successor-in-interest to Cinram International Inc.)
                                (Name of Issuer)

                                   Trust Units
                         (Title of Class of Securities)

                                    172595100
                                 (CUSIP Number)

                               Karl Wachter, Esq.
                                 1 American Lane
                          Greenwich, Connecticut 06831
                               Tel: (203) 422-3340
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 3, 2006
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Amaranth LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[X]
        (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
        WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
        0

8.  SHARED VOTING POWER
        8,000,000

9.  SOLE DISPOSITIVE POWER
        0

10. SHARED DISPOSITIVE POWER
        8,000,000

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        8,000,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        15.3%

14. TYPE OF REPORTING PERSON*
        CO

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Amaranth Advisors L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[X]
        (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
        OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
        0

8.  SHARED VOTING POWER
        8,000,000

9.  SOLE DISPOSITIVE POWER
         0

10. SHARED DISPOSITIVE POWER
         8,000,000

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,000,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.3%

14. TYPE OF REPORTING PERSON*
         IA

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nicholas
         M. Maounis

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[X]
         (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
          OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
          0

8.  SHARED VOTING POWER
          8,000,000

9.  SOLE DISPOSITIVE POWER
          0

10. SHARED DISPOSITIVE POWER
          8,000,000

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,000,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.3%

14. TYPE OF REPORTING PERSON
          IN, HC

     This statement is filed with respect to the Trust Units, having no par value (the "Units") of Cinram International Income Fund (a successor-in-interest to Cinram International Inc.) (the "Issuer") beneficially owned by Amaranth LLC, a Cayman Islands exempted company, Amaranth Advisors L.L.C. and Nicholas M. Maounis (collectively, the "Reporting Persons") as of August 4, 2006 and amends and supplements the Schedule 13D filed April 10, 2006, as previously amended (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.


     The names of the persons filing this statement on Schedule 13D are:

     - Amaranth LLC, a Cayman Islands exempted company ("Amaranth").

     - Amaranth Advisors L.L.C., a Delaware limited liability company.

     - Nicholas M. Maounis, an individual and a citizen of the United States ("Maounis").

Amaranth Advisors L.L.C. is the trading advisor for Amaranth and has been granted investment discretion over portfolio investments, including the Units held by it, which discretion includes the power to direct the voting and disposition of those investments. Amaranth Advisors (Canada) ULC ("AAC"), a subsidiary of Amaranth Advisors L.L.C., is a Nova Scotia unlimited liability company that provides investment management services to Amaranth with respect to the Units held by it. Maounis is the managing member of Amaranth Advisors L.L.C. and may, by virtue of his position as managing member, be deemed to have power to direct the vote and disposition of the Securities held by Amaranth.

ITEM 4.  Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended to add the following information:

     On August 3, 2006, the Issuer announced the appointment of Randall Yasny as a trustee of the Issuer. Mr. Yasny is also a Managing Director of AAC.

     Amaranth Canada Trust (the "Trust"), a Canadian resident trust whose sole beneficiary is a Canadian resident wholly-owned subsidiary of Amaranth, has beneficial ownership of 8,000,000 Units of the Issuer, representing in aggregate approximately 15.3% of the outstanding Units (or 14.0% on a diluted basis assuming the exchange of the Class B limited partnership units of Cinram International Limited Partnership). Amaranth indirectly beneficially owns all of the Units beneficially owned by the Trust. In addition, Amaranth has an economic interest in 2,478,100 Units. There has been no change in the Units beneficially owned by Amaranth or the Trust since the last Schedule 13D filed by the Reporting Persons on June 2, 2006.

     Amaranth indirectly holds securities of the Issuer for investment purposes, with a view to maximizing the value of its investment. In their capacity as significant unitholders of the Issuer, each of the Trust and the Reporting Persons intend to seek to influence decisions of management and of the trustees of the Issuer, including by encouraging management and the trustees to adopt initiatives designed to increase the market price of the Units.

     At the present time, neither the Trust nor Amaranth intend to acquire control over the business of the Issuer or to acquire 20% or more of any class of the outstanding voting or equity securities of the Issuer. The Trust and Amaranth may from time to time, subject to market conditions and other relevant factors make additional investments in or dispositions of securities of the Issuer in the future, including additional purchases or sales of Units of the Issuer, without limitations as to the percentages of any class of the outstanding voting or equity securities of the Fund that may be purchased or sold.

     The Trust and the Reporting Persons reserve the right to further discuss and/or meet with trustees, management and other unitholders of the Issuer and/or formulate plans or proposals regarding the Issuer or its securities.

     The other Reporting Persons' purposes and intentions are consistent with those of Amaranth.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:    August 4, 2006

          AMARANTH LLC
              by Amaranth Advisors L.L.C., as Trading Advisor

              By: /s/ Karl Wachter
                  --------------------------------
                      Karl Wachter, Vice President


          AMARANTH ADVISORS L.L.C.

              By: /s/ Karl Wachter
                  --------------------------------
                      Karl Wachter, Vice President


          NICHOLAS M. MAOUNIS

              /s/ Karl Wachter
              -------------------------------------------------------------
                  Karl Wachter by Power of Attorney for Nicholas M. Maounis

                                    EXHIBIT B

                                POWER OF ATTORNEY

     The undersigned hereby makes, constitutes and appoints each of Karl Wachter and Charles H. Winkler as the undersigned's true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

     The undersigned also hereby grants to each such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file any Forms 3, 4 or 5, or Schedules 13D or 13G, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of March 12, 2004.


/s/ Nicholas M. Maounis
-----------------------
    Nicholas M. Maounis